POLICY COVER SHEET
Job Name:	XP3310D5	Print Date and Time: 06/21/06 18:08
File Number:	O617O

Business Center/
Original Business Unit:		FINANCIAL AND PROFESSIONAL SERVICES

Policy Number:		490PB1172

Name of insured:		TIFF INVESTMENT PROGRAM, INC.

Agency Number:		3167054

Department or Expense Center:		001

Underwriter:		1536636 Underwriting Team:

Data Entry Person:		HOJNACKI, ERIN

Date and Time:		06/21/06 11:59 001

Special Instructions

Policy Commencement Date: 06/30/06

THIS POLICY CONTAINS FORMS SELECTED TRHOUGH DOCUMENT SELECT

THE FOLLOWING SELECTED FORMS ARE NOT APPROVED ON THE FORMS STATUS TABLE

FORM NBR	EDITION	CO	STATE	TRANS DATE

*MEL0667	10.02	1	VA	2006-06-30*
*MEL3036	06.05	1	VA	2006-06-30*
*MEL3389	08.05	1	VA	2006-06-30*
*MEL3390	08.05	1	VA	2006-06-30*
*MLABL	09.85	1	VA	2006-06-30*
*SR6164C	06.94	1	VA	2006-06-30*

DELIVERY INVOICE	The St. Paul

Company:	St. Paul Fire & Marine Insurance Company
INSURED	TIFF INVESTMENT PROGRAM, INC.	Policy Inception/Effective date: 06/30/06
	590 PETER JEFFERSON PARKWAY	Agency Number: 3167054
SUITE 250
	CHARLOTTESVILLE VA 22911	Transaction Type:

Renewal of 490PB0813
Transaction Number:
Processing date: 06/21/2006
Policy Number: 490PB1172
AGENT	HUB INTERNATIONAL MIDWEST
80 ORVILLE DRIVE
BOHEMIA, NY 11716

Policy Number	Description	Amount	Surtax/ Surcharge
490PB1172	FI Bond Form 14 Policy	$8,877

The St. Paul

IMPORTANT NOTICE REGARDING INDEPENDENT AGENT AND BROKER COMPENSATION

For information about how St. Paul Travelers compensates independent agents and brokers, please visit www.stpaultravelers.com, or you may request a written copy from Marketing at One Tower Square, 2GSA, Hartford, CT 06183.

POLICY FORM LIST

Here's a list of all forms included in your policy, on the date shown below. These forms are listed in the same order as they appear in your policy.
Title	Form Number	Edition Date

Policy Form List	40705	05-84
Financial Institution Bond	TSB5062B	10-87
Adding or Deducting Insureds Rider	SR5109A	05-57
ERISA Rider	SR6145B	06-90
Virginia Rider/Endorsement	SR6164C	06-94
Computer System Fraud Insuring Agreement	SR6196	12-93
Voice Initiated Transfer Fraud	MEL0008	10-87
Telefacsimile Transfer Fraud	MEL0342	12-01
Audit Expense Coverage	MEL0667	10-02
Amend Deductible For Insuring Agreement(A) - Fidelity - Registered Management Investment Companies	MEL3036	06-05
Amend Definition of Employee	MEL3389	08-05
Amend Section 12. - Termination or Cancellation - SEC Notification	MEL 3390	08-05

FINANCIAL INSTITUTION BOND
Standard Form No. 14, Revised to October, 1987
St. Paul Fire & Marine Insurance Company			Bond No. 490PB1172
(Herein called Underwriter)
DECLARATIONS
Item 1.		Name of Insured (herein called Insured):	Principal Address:

TIFF Investment Program, Inc.			590 Peter Jefferson Parkway
Suite 250
Charlottesville, VA 22911

Item 2.	Bond Period: from 12:01 a.m. on	06/30/06	To 12:01 a.m. on	06/30/2007
		(month,day,year)		(month,day,year)
standard time.

Item 3.	The Aggregate Liability of the Underwriter during the Bond Period shall be $2,000,000

Item 4.	Subject to Sections 4 and 11 hereof;
the Single Loss Limit of Liability is $2,000,000
and the Single Loss Deductible is $25,000

Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverage, those amounts shall be controlling. Any amount set forth below shall be part of and not in addition to amounts set forth above. (If and Insuring Agreement or Coverage is to be deleted, insert “Not Covered.”)

		Amount applicable to:	Single Loss Limit of Liability	Single Loss Deductible
		Insuring Agreement (D) - FORGERY OR ALTERATION	$2,000,000	$25,000
		Insuring Agreement (E) - SECURITIES	$2,000,000	$25,000
		Coverage on Partners	$
Optional Insuring Agreements and Coverages:
		Computer Systems Fraud	$2,000,000	$25,000
			$	$
			$	$
			$	$
			$	$
			$	$
			$	$

If “Not Covered” is inserted opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 5.	The Liability of the Underwriter is subject to the terms of the following riders attached hereto:
SEE ATTACHED POLICY FORM LIST

Item 6.
The Insured by the acceptance of this bond gives notice to the underwrited terminating or cancelling prior bond(s) or polic(ies) No. (s) 490PB0813
Such termination or cancellation to be effective as of the time this bond becomes effective.

The Underwriter, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for:

INSURING AGREEMENTS

FIDELITY					such office by vandalism or malicious mischief.
(A)
Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.

Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:
provided that
					(i)	the Insured is the owner of such furnishings, fixtures, supplies, equipment, or office or is liable for such loss or damage, and
					(ii)	the loss is not caused by fire.

	(a)	to cause the Insured to sustain such loss; and	IN TRANSIT

	(b)	to obtain financial benefit for the Employee and which, in fact, result in obtaining such benefit.	(C)
Loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, being lost or made away with, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of

As used in this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

				(a)	a natural person acting as a messenger of the Insured (or another natural person acting as messenger or custodian during an emergency arising from the incapacity of the original messenger), or
ON PREMISES
(B)	(1)	Loss of Property resulting directly from

	(a)	robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or		(b)	a Transportation Company and being transported in an armored motor vehicle, or

	(b)	theft, false pretenses, common-law or statutory larceny, committed by a person present in an office or on the premises of the Insured,		(c)	a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following:

while the Property is lodged or deposited within offices or premises located anywhere.

	(2)	Loss of or damage to			(i)	records, whether recorded in writing or electronically, and

(a)
furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in, or by burglary or robbery of, such office, or attempt thereat, or by vandalism or malicious mischief, or
					(ii)	Certified Securities issued in registered form and not endorsed, or with restrictive endorsements, and
					(iii)	Negotiable Instruments not payable to bearer, or not endorsed, or with restrictive endorsements.

	(b)	such office resulting from larceny or theft in, or by burglary or robbery of such office or attempt thereat, or to the interior of
Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the natural person or Transportation Company and ends immediately upon delivery to the designated recipient or its agent.

FORGERY OR ALTERATION			(b)	deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property,
(D)	Loss resulting directly from
			(c)	Evidence of Debt,
(1)
Forgery or alteration of, on or in any Negotiable Instrument (except an Evidence of Debt), Acceptance, Withdrawal Order, receipt for the withdrawal of Property, Certificate of Deposit or Letter of Credit.

			(d)	Instruction to a Federal Reserve Bank of the United States, or

			(e)	Statement of Uncertificated Security of any Federal Reserve Bank of the United States

(2)
transferring, paying or delivering any funds or Property or establishing any credit or giving any value on the faith of any written instructions or advices directed to the Insured and authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices purport to have been signed or endorsed by any customer of the Insured or by any financial institution but which instructions or advices either bear a signature which is a Forgery or have been altered without the knowledge and consent of such customer or financial institution.
which
(i)
bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor, or of any person signing in any other capacity which is a Forgery, or

(ii) is altered, or
(iii) is lost or stolen;
			(2)	guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, Guarantee, or any items listed in (a) through (c) above.

			(3)	acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of any item listed in (a) and (b) above which is a Counterfeit.
A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

SECURITIES		A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

(E)	Loss resulting directly from the insured having, in good faith, for its own account or for the account of others	COUNTERFEIT CURRENCY

	(1) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any original	(F)
Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country in which the Insured maintains a branch office.

(a) Certificated Security,

GENERAL AGREEMENTS
NOMINEES
A.
Loss sustained by any nominee organized by the Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees shall, for all the purposes of this bond and whether or not any partner of such nominee is implicated in such loss, be deemed to be loss sustained by the Insured.
B.
If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

ADDITIONAL OFFICES OR EMPLOYEES - CONSOLIDATION, MERGER OR PURCHASE OF ASSETS - NOTICE		If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the

	Insured shall not have such coverage as is afforded under this bond for loss which			Any misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond.
	(a)	has occurred or will occur in offices or premises, or		JOINT INSURED
	(b)	has been caused or will be caused by an employee or employees of such institution, or
	(c)	has arisen or will arise out of the assets or liabilities		E.
If two or more Insureds are covered under this bond, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured.

acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall

		(i)	give the Underwriter written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and
		(ii)	obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, Employees and other exposures, and
		(iii)	upon obtaining such consent, pay to the Underwriter an additional premium.	NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED - ELECTION TO DEFEND
CHANGE OF CONTROL - NOTICE				F.
The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insured's liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insured's name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.

If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys' fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond.

If the Insured does not give the notices required in subsection (a) of Section 5 of this bond and in the first paragraph of this General Agreement, or if the

C.
When the Insured learns of a change in control, it shall give written notice to the Underwriter.

As used in this General Agreement, control means the power to determine the management or policy of a controlling holding company or the Insured by virtue of voting stock ownership. A change in ownership of voting stock which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of ten percent (10%) or more of such stock shall be presumed to result in a change of control for the purpose of the required notice.

Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective upon the date of the stock transfer.

REPRESENTATION OF INSURED

D.	The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.

Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys' fees, costs and expenses incurred by the Insured.

apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered against it or after the Insured settles such legal proceeding, and, subject to subsection (e) of Section 5, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.

With respect to this General Agreement, subsections (b) and (d) of Section 5 of this bond
CONDITIONS AND LIMITATIONS
DEFINITIONS				the Insured under the Insured's supervision at any of the Insured's offices or premises covered hereunder, and a guest student pursuing studies or duties in any of said offices or premises;
Section 1. As used in this bond:
(a)	Acceptance means a draft which the drawee has, by signature written thereon, engaged to honor as presented.

(b)	Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it.
				(4)	an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond;

(c)	Certificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:			(5)
each natural person, partnership or corporation authorized by the Insured to perform services as data processor of checks or other accounting records of the Insured (not including preparation or modification of computer software or programs), herein called Processor. (Each such Processor, and the partners, officers and employees of such Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond, excepting, however, the second paragraph of Section 12. A Federal Reserve Bank or clearing house shall not be construed to be a processor.); and

	(1)	represented by an instrument issued in bearer or registered form;
	(2)	of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and
	(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(d)	Counterfeit means an imitation of an actual valid original which is intended to deceive and to be taken as the original.

				(6)	a Partner of the Insured, unless not covered as stated in Item 4 of the Declarations.

(e)	Employee means
(1)
a natural person in the service of the Insured at any of the Insured's offices or premises covered hereunder whom the Insured compensates directly by salary or commissions and whom the Insured has the right to direct and control while performing services for the Insured;

(f)
Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer's debt to the Insured.

			(g)	Financial Interest in the Insured of the Insured's general partner(s), or limited partner(s), committing dishonest or fraudulent acts covered by this bond or concerned or implicated therein means:
	(2)	an attorney retained by the Insured and an employee of such attorney while either is performing legal services for the Insured;

	(3)	a person provided by an employment contractor to perform employee duties for		(1)
as respects general partner(s) the value of all right, title and interest of such general partner(s), determined as of the close of business on the date of discovery of loss covered by this bond, in the aggregate of:

				(a)	the "net worth" of the Insured, which for the purposes of this bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the Insured, which shall include capital accounts of partners, investment and trading accounts of the Insured, participations of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the Insured; and
signed with or without authority, in any capacity, for any purpose.

(i)
Guarantee means a written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

			(j)	Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge, or release from pledge of the Uncertificated Security specified be registered.

(k)
Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit.

			(l)	Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

			(m)	Negotiable Instrument means any writing
				(1)	signed by the maker or drawer; and
				(2)	containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer; and

(b)
the value of all other Money, securities and property belonging to such general partner(s), or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured as set-off against loss covered by this bond;

				(3)	is payable on demand or at a definite time; and

				(4)	is payable to order or bearer.
			(n)	Partner means a natural person who
				(1)	is a general partner of the Insured, or

provided, however, that if such "net worth" adjusted to give effect to loss covered by this bond and such value of all other Money, securities and property as set forth in (g)(1)(b) preceding, plus the amount of coverage afforded by this bond on account of such loss, is not sufficient to enable the Insured to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the Insured, as above defined, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss under this bond to meet such obligations, to the extent that such payment will enable the Insured to meet such obligations, without any benefit accruing to such general partner(s) from such payment; and
				(2)	is a limited partner and an Employee (as defined in Section 1(e)(1) of the bond) of the Insured.

(o)
Property means Money, Certificated Securities, Uncertificated Securities of any Federal Reserve Bank of the United States, Negotiable Instruments, Certificates of Deposit, documents of title, Acceptances, Evidences of Debt, security agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in writing or electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property which are not herein before enumerated.

	(2)	as respects limited partners the value of such limited partner's(') investment in the Insured.	(p)	Statement of Uncertificated Security means a written statement of the issuer of an Uncertificated Security containing:

(h)	Forgery means the signing of the name of another person or organization with intent to deceive; it does not mean a signature which consists in whole or in part of one's own name

	(1)	a description of the Issue of which the Uncertificated Security is a part;		EXCLUSIONS
Section 2. This bond does not cover:
	(2)	the number of shares or units:		(a)	loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreements (A), (D), or (E);
		(a)	transferred to the registered owner;
		(b)	pledged by the registered owner to the registered pledgee;
(b)
loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;

		(c)	released from pledge by the registered pledgee;

		(d)	registered in the name of the registered owner on the date of the statement; or

		(e)	subject to pledge on the date of the statement;

	(3)	the name and address of the registered owner and registered pledgee;

(4)
a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject or a statement that there are none of those liens, restrictions or adverse claims; and

(c)
loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy;

	(5)	the date:
		(a)	the transfer of the shares or units to the new registered owner of the shares or units was registered;	(d)
loss resulting from any act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body;

		(b)	the pledge of the registered pledgee was registered, or

		(c)	of the statement, if it is a periodic or annual statement.

(q)	Transportation Company means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.

(e)
loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any loan or transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses, except when covered under Insuring Agreements (A), (D) or (E);

(r)	Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

	(1)	not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

	(2)	of a type commonly dealt in on securities exchanges or markets; and

	(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.		(f)	loss resulting from any violation by the Insured or by any Employee

(1)
of law regulating (i) the issuance, purchase or sale of securities, (ii) securities transactions upon security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or

(s)
Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a customer of the Insured authorizing the Insured to debit the customer's account in the amount of funds stated therein.

(2)
of any rule or regulation made pursuant to any such law, unless it is established by the Insured that the act or acts which caused the said loss involved fraudulent or dishonest conduct which would have caused a loss to the Insured in a similar

	amount in the absence of such laws, rules or regulations;	(m)	loss through the surrender of Property away from an office of the Insured as a result of a threat

(g)	loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or (B)(1)(a);		(1)
to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

(h)	loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;		(2) to do damage to the premises or property of the Insured, except when covered under Insuring Agreement (A);
(n)
loss resulting directly or indirectly from payments made or withdrawals from a depositor's or customer's account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or customer or representative of such depositor or customer who is within the office of the Insured at the time of such payment or withdrawal, or except when covered under Insuring Agreement (A);

(i)
loss resulting directly or indirectly from transactions in a customer's account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customer's account by an Employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement (A);

		(o)	loss involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A);
(j)
damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, "racketeering activity" is defined in 18 United States Code 1961 et seq., as amended;

		(p)	loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (E) or (F);

(q)
loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured takes possession of such property, except when covered under Insuring Agreements (A) or (B)(2);

(k)	loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification, cash management or other cards

(1) in obtaining credit or funds, or
	(2) in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, or	(r)	loss of Property while
(1) in the mail, or
(2) in the custody of any Transportation Company, unless covered under Insuring Agreement (C),

	(3) in gaining access to point of sale terminals, customer-bank communication terminals, or similar electronic terminals of electronic funds transfer systems,		except when covered under Insuring Agreement (A);

		(s)	potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured;

whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement (A);

(l)
loss involving automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, except when covered under Insuring Agreement (A);

(m)	damages of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this bond;	LIMIT OF LIABILITY
Section 4.
Aggregate Limit of Liability

(n)	all fees, costs and expenses incurred by the Insured
The Underwriter's total liability for all losses discovered during the Bond Period shown in Item 2 of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item 3 of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond.

(1) in establishing the existence of or amount of loss covered under this bond, or

(2) as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

(o)	indirect or consequential loss of any nature;	Upon exhaustion of the Aggregate Limit of Liability by such payments:
(p)	loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);	(a) The Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and
(q)		(b)
The Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.

(r)
loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character;

(s)
loss caused directly or indirectly by a Partner of the Insured unless the amount of such loss exceeds the Financial Interest in the Insured of such Partner and the Deductible Amount applicable to this bond, and then for the excess only;

The Aggregate Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with subsections (a), (b) and (c) of Section 7. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability.

(t)	loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guarantee as to the performance of any investments;
Single Loss Limit of Liability

(u)
loss due to liability imposed upon the Insured as a result of the unlawful disclosure of nonpublic material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized

Subject to the Aggregate Limit of Liability, the Underwriter's liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum payable shall not exceed the largest applicable Single Loss Limit of Liability.

DISCOVERY		Single Loss Defined
Section 3. This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

Single Loss means all covered loss, including court costs and attorneys' fees incurred by the Underwriter under General Agreement F, resulting from

Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

(a)	any one act or series of related acts of burglary, robbery or attempt thereat, in which no Employee is implicated, or		thereof determined at the rate of exchange at the time of payment of such loss.

(b)
any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property, or
Securities

The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. However, if prior to such settlement the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent securities, and gives written notification of this to the Underwriter, the cost incurred by the Insured shall be taken as the value of those securities. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.

(c)	all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or

(d)	any one casualty or event not specified in (a), (b) or (c) preceding.

NOTICE/PROOF - LEGAL PROCEEDINGS AGAINST NDERWRITER

Section 5.

	(a)	At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.

If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

	(b)	Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

	(c)	Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.

Books of Account and Other Records

(d)
Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.

In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

(e)
If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Property other than Money, Securities or Records

In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, or damage covered under Insuring Agreement (B)(2), the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement (B)(2). The Underwriter may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.

	(f)	This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the named Insured.

VALUATION

Section 6. Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent

Set-Off	LIMIT OF LIABILITY UNDER THIS BOND AND PRIOR INSURANCE

Any loss covered under this bond shall be reduced by a set-off consisting of any amount owed to the Employee causing the loss if such loss is covered under Insuring Agreement (A)

Section 8. With respect to any loss set forth in sub-section (c) of Section 4 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or canceled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under such other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

ASSIGNMENT - SUBROGATION - RECOVERY - COOPERATION

Section 7.
(a)
In the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured's rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

If the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an Insurer other than the Underwriter and terminated, canceled or allowed to expire, the Underwriter, with respect to any loss sustained prior to such termination, cancelation or expiration and discovered within the period permitted under such other bond or policy for the discovery of loss thereunder, shall be liable under this bond only for that part of such loss covered by this bond as is in excess of the amount recoverable or recovered on account of such loss under such other bond or policy, anything to the contrary in such other bond or policy notwithstanding.

(b) In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured's rights of recovery therefor against any person or entity to the extent of such payment.

(c)
Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured's loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured's claim, and thirdly, to the Insured in satisfaction of any Deductible Amount. Recovery on account of loss of securities as set forth in the second paragraph of Section 6 or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.

OTHER INSURANCE OR INDEMNITY

Section 9. Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured on Property subject to exclusion (q) or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss or the messenger conveying the Property involved.

OWNERSHIP
(d) Upon the Underwriter's request and at reasonable times and places designated by the Underwriter the Insured shall

Section 10. This bond shall apply to loss of Property (1) owned by the Insured, (2) held by the Insured in any capacity, or (3) for which the Insured is legally liable. This bond shall be for the sole use and benefit of the Insured named in the Declarations.

(1) submit to examination by the Underwriter and subscribe to the same under oath; and

(2) produce for the Underwriter's examination all pertinent records; and
DEDUCTIBLE AMOUNT

(3) cooperate with the Underwriter in all matters pertaining to the loss.
Section 11. The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4, exceeds the Single Loss Deductible amount for the Insuring Agreement or Coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.

(e)
The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

The Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, whether or not the Underwriter is liable therefor, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.

over of the Insured by another institution, or (e) immediately upon exhaustion of the Aggregate Limit of Liability, or (f) immediately upon expiration of the Bond Period as set forth in Item 2 of the Declarations.

This bond terminates as to any Employee or any partner, officer or employee of any Processor - (a) as soon as any Insured, or any director or officer not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond as to such person.

TERMINATION OR CANCELATION

Section 12. This bond terminates as an entirety upon occurrence of any of the following: - (a) 60 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond, or (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond, or (c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials, or (d) immediately upon the taking

Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination

In witness whereof, the Underwriter has caused this bond to be executed on the Declarations page.

RIDER
To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. 490PB1172in
favor of TIFF Investment Program, Inc.

It is agreed that:
1.	At the request of the Insured, the Underwriter shall add the list of Insured under the attached bond the following:
TIFF Multi-Asset Fund
TIFF US Equity Fund
TIFF International Equity Fund
TIFF Government Bond Fund
TIFF Short-Term Fund

2.  This rider is effective as of 12:01 a.m. on 06/30/2006

Accepted:

By
Attorney-in-Fact
ADDING OR DEDUCTING INSUREDS RIDER FOR USE WITH ALL FORMS OF BONDS CONTAINING A JOINT INSURED CLAUSE OR RIDER, TO ADD OR DEDUCT JOINT INSUREDS.

RIDER

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. 490PB1172in
favor of TIFF Investment Program, Inc.

It is agreed that:

1.
"Employee" as used in the attached bond shall include any natural person who is a director or trustee of the Insured while such director or trustee is engaged in handling funds or other property of any Employee Welfare or Pension Benefit Plan owned, controlled or operated by the Insured or any natural person who is a trustee, manager, officer or employee of any such Plan.

2.
If the bond, in accordance with the agreements, limitations and conditions thereof, covers loss sustained by two or more Employee Welfare or Pension Benefit Plans or sustained by any such Plan in addition to loss sustained by an Insured other than such Plan, it is the obligation of the Insured or the Plan Administrator(s) of such Plans under Regulations published by the Secretary of Labor implementing Section 13 of the Welfare and Pension Plans Disclosure Act of 1958 to obtain under one or more bonds issued by one or more Insurers an amount of coverage for each such Plan at least equal to that which would be required if such Plans were bonded separately.

3.
In compliance with the foregoing, payment by the Company in accordance with the agreements, limitations and conditions of the bond shall be held by the Insured, or, if more than one, by the Insured first named, for the use and benefit of any Employee Welfare or Pension Benefit Plan sustaining loss so covered and to the extent that such payment is in excess of the amount of coverage required by such Regulations to be carried by said Plan sustaining such loss, such excess shall be held for the use and benefit of any other such Plan also covered in the event that such other Plan discovers that it has sustained loss covered thereunder.

4.
If money or other property of two or more Employee Welfare or Pension Benefit Plans covered under the bond is commingled, recovery for loss of such money or other property through fraudulent or dishonest acts of Employees shall be shared by such Plans on a pro rata basis in accordance with the amount for which each such Plan is required to carry bonding coverage in accordance with the applicable provisions of said Regulations.

5.
The Deductible Amount of this bond applicable to loss sustained by a Plan through acts committed by an Employee of the Plan shall be waived, but only up to an amount equal to the amount of coverage required to be carried by the Plan because of compliance with the provisions of the Employee Retirement Income Security Act of 1974.

6.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the bond, other than as stated herein.

7.	This rider is effective as of 12:01 a.m. on 06/30/2006

Accepted:
By
Attorney-in-Fact
ERISA RIDER
TO COMPLY WITH BONDING REGULATIONS MADE APPLICABLE TO THE EMPLOYEE RETIREMENT INCOME SECUTIRY ACT OF 1974.

NOTE: This rider should not be used for any insured exempted from the bonding provisions of the Act.

RIDER

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. 490PB1172in
favor of TIFF Investment Program, Inc.

It is agreed that:

1.	Any reference to arbitration in the bond/policy is removed.

2.	The General Agreement entitled "Representation of Insured" and the "Representation" paragraph found in the application are deleted and replaced by the following:

REPRESENTATION OF INSURED

The Insured represents that the information furnished in the application for this bond/policy is complete, true and correct. Such application constitutes part of this bond/policy.

Any misrepresentation, omission, concealment or any incorrect statement of a material fact, in the application or otherwise, may be grounds for the rescission of this bond/policy.

3.	The following is inserted as the final paragraphs of the Section entitled "Termination or Cancelation":

Premium to be returned in the event of termination of this bond/policy shall be determined as follows:

First, any unearned premium for the unexpired term of the bond/policy period shall be the original premium minus the greater of the earned premium computed on the basis of either:

(i)	the percentage developed by dividing paid losses during the bond/policy period by the annual aggregate limit of liability, or

(ii)	the percentage developed by dividing the elapsed time of the bond/policy period by the bond/policy period.

Second, the dollar amount of the unearned premium so determined shall be returned accordingly:

(i)	if the bond/policy is canceled at the Underwriter's/Company's request, or if coverage is being canceled and rewritten, the entire amount shall be returned, or

(ii)	if the bond is canceled at the Insured's request 90% of the amount shall be returned.

4.	An additional Section entitled "Rights After Termination or Cancelation" is added as follows:

RIGHTS AFTER TERMINATION OR CANCELATION

If this bond/policy terminates as provided in part (a) of the first paragraph of the Section entitled "Termination or Cancelation", the Insured may give to the Underwriter/Company notice that it desires under this bond/policy an additional period of 60 days within which to discover loss sustained by the Insured prior to the effective date of such cancelation and shall pay an additional premium therefor.

Upon receipt of such notice from the Insured, the Underwriter/Company shall give its written consent thereto; provided, however, that such additional period of time shall terminate immediately:

(a)
on the effective date of any other Insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this bond/policy, whether or not such other insurance provides coverage for loss sustained prior to its effective date, or

(b)	upon any takeover of the Insured's business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed for this purpose without the necessity of the Underwriter/Company giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Underwriter/Company shall refund any unearned premium. The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to takeover the Insured's business for the operation or for the liquidation thereof or for any other purpose.

5. This rider/endorsement is effective as of the time the attached bond/policy is effective.

By
Attorney-in-Fact
VIRGINIA RIDER/ENDORSEMENT
FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORMS NOS. 14, 15, 24 AND 25, AND EXCESS BANK EMPLOYEE DISHONESTY BOND, STANDARD FORM NO. 28 AND COMPUTER CRIME POLICY FOR FINANCIAL INSTITUTIONS, TO COMPLY WITH VIRGINIA REQUIREMENTS TO BE ATTACHED WHEN BOND/POLICY IS ISSUED.

RIDER/ENDORSEMENT

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. 490PB1172in favor of TIFF Investment Program, Inc.

It is agreed that:

1.	The attached bond is amended by adding an Insuring Agreement as follows:

COMPUTER SYSTEMS FRAUD

Loss resulting directly from a fraudulent
(1)	entry of Electronic Data or Computer Program into, or

(2)	change of Electronic Data or Computer Program within

any Computer System operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured during the Bond Period, as provided by General Agreement B of this bond;

provided that the entry or change causes
(i)	Property to be transferred, paid or delivered,

(ii)	an account of the Insured, or of its customer to be added, deleted, debited or credited, or

(iii)	an unauthorized account or a fictitious account to be debited or credited.

In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement.

2.	In addition to the Conditions and Limitations in the bond, the following, applicable to the Computer Systems Fraud Insuring Agreement, are added:

DEFINITIONS

(A)
Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

(B)	Computer System means

(1)	computers with related peripheral components, including storage components wherever located,

(2)	systems and applications software,

(3)	terminal devices, and

(4)	related communications networks

by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved;

(C)
Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

EXCLUSIONS

(A) loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Computer Systems Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract:

(B)
loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;

(C) loss resulting directly or indirectly from

(1)	mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System, or

(2)	failure or breakdown of electronic data processing media, or

(3)	error omission in programming or processing;

(D)
loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such a customer by a person who had authorized access to the customer's authentication mechanism;

(E)	loss resulting directly or indirectly from the theft of confidential information.

SERIES OF LOSSES
All loss or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a Single Loss and subject to the Single Loss Limit of Liability. A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Liability.

3.	The exclusion below, found in financial institution bonds forms 14, and 25, does not apply to the Computer Systems Fraud Insuring Agreement.

"loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);"

4. This rider shall become effective as of 12:01 a.m. on 06/30/06

Accepted:
By
Attorney-in-Fact
COMPUTER SYSTEMS FRAUD INSURING AGREEMENT FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORMS NOS. 14, 15 AND 25

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY
490PB1172	06/21/06	06/30/06
* ISSUED TO TIFF Investment Program, Inc.

It is agreed that:

1.	An additional paragraph, as follows, is inserted as the fourth paragraph of the Fidelity Insuring Agreement.

Audit Expense Coverage $ 100,000

Expense incurred by the Insured for that part of the cost of audits or examinations required by State or Federal supervisory authorities to be conducted either by such authorities or by independent accountants by reason of the discovery of loss sustained by the Insured through dishonest or fraudulent acts of any of the Employees wherein such loss exceeds the Single Loss Deductible Amount applicable to Insuring Agreement (A). The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite "Audit Expense Coverage"; it being understood, however, that such expense shall be deemed to be loss sustained by the Insured through dishonest or fraudulent acts of one or more of the Employees and the liability of the Underwriter under this paragraph of Insuring Agreement (A) shall be part of and not in addition to the Single Loss Limit of Liability stated in Item 4. of the Declarations.

2.	The following paragraph is substituted for Section 2(u):

(u) all fees, costs and expenses incurred by the Insured

(1)	in establishing the existence of or amount of loss covered under this bond, except to the extent covered under the portion of Insuring Agreement (A) entitled Audit Expense, or

(2)	as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

3.	This rider is effective as of 12:01 a.m. on 06/30/06

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
Audit Expense Coverage
By
Authorized Representative

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY
490PB1172	06/21/06	06/30/06
* ISSUED TO TIFF Investment Program, Inc.

AMEND DEDUCTIBLE FOR INSURING AGREEEMENT (A) - FIDELITY - REGISTERED MANAGEMENT INVESTMENT COMPANIES
MEL3036 - Ed. 6/05 - For use with Form 14

It is agreed that:

For purposes of Insuring Agreement (A), FIDELITY, only, the Single Loss Deductible amount in Item 4. of the Declarations shall be $0 (zero) as respects any registered management investment company.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY
490PB1172	06/21/06	06/30/06
* ISSUED TO TIFF Investment Program, Inc.

AMEND DEFINITION OF EMPLOYEE
MEL3389 Ed. 8-05 - For use with TSB5062b - Form 14

In consideration of payment of the premium, it is hereby understood and agreed that:

DEFINITION (e), Employee of Section 1. DEFINITIONS of CONDITIONS AND LIMITATIONS is replaced with the following:

Employee means:
(1)	an officer of the Insured,
(2)
a natural person while in the regular service of the Insured at any of the regular Insured's premises and compensated directly by the Insured through its payroll system and subject to the United States Internal Revenue Service Form W-2 or equivalent income reporting plans of other countries, and whom the Insured has the right control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such service,

(3)	a guest student pursuing studies or performing duties in any of the Insured's premises,
(4)	an attorney retained by the Insured and an employee of such attorney while either is performing legal services for the Insured,
(5)	a natural person provided by an employment contractor to perform employee duties for the Insured under the Insured's supervision at any of the Insured's premises,
(6)	an employee of an institution merged or consolidated with the Insured prior to the effective date of this Bond,
(7)
a director or trustee of the Insured, but only while performing acts within the scope of the customary and usual duties of any officer or other employee of the Insured, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to Property of the Insured, or

(8)
each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records related to such person, partnership or corporation is actually performing such services and not:

a.	creating, preparing, modifying or maintaining the Insured's computer software or programs, or
b.	acting as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured,
(9)
any partner, officer or employee of an investment advisor, an underwriter (distributor), a transfer agent or shareholder accounting recordkeeper, or an administrator, for an Investment Company while performing acts coming within the scope of the customary and usual duties of an officer or employee of an Investment Company or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to Property of an Investment Company.

The term Employee shall not include any partner, officer or employee of a transfer agent, shareholder accounting recordkeeper or administrator:

a.
which is not an "affiliated person" (as defined in Section 2(a) of the Investment Company Act of 1940) of an Investment Company or of the investment advisor or underwriter (distributor) of such Investment Company, or

b.	which is a "bank" (as defined in Section 2(a) of the Investment Company Act of 1940)

This bond does not afford coverage in favor of the employers of persons as set forth in e. (4), (5) and (8) above, and upon payment to the Insured by the Company resulting directly from Larceny or Embezzlement committed by any of the partners, officers, or employees of such employers, whether acting alone or in collusion with others, an assignment of such of the Insured's rights and causes of action as it may have against such employers by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Company, and the Insured shall execute all papers necessary to secure to the Company the rights provided herein.

Each employer of persons as set forth in e.(4), (5) and (8) above and the partners, officers and other employees of such employers shall collectively be deemed to be one person for all the purposes of this Bond; excepting, however the fifth paragraph of Section 13.

Independent contractors not specified in e.(4), (5) or (8) above, intermediaries, agent broker or other representatives of the same general character shall not be considered Employees.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY
490PB1172	06/21/06	06/30/06
* ISSUED TO TIFF Investment Program, Inc.

AMEND SECTION 12. - TERMINATION OR CANCELLATION - SEC NOTIFICATION
MEL3390 Ed. 8-05 - For use with TSB5062b - Form 14

In consideration of payment of the premium, it is hereby understood and agreed that:

Section 12. - TERMINATION OR CANCELATION, of the attached Bond is replaced with the following:

If the Bond is for a sole Insured, it shall not be terminated unless written notice shall have been given by the acting party to the affected party and to the Securities and Exchange Commission, Washington, D.C, not less than (60) days prior to the effective date of such termination.

If the Bond is for a joint Insured, it shall not be terminated unless written notice shall have been given by the acting party to the affected party and to the Company to all Insured Investment Companies and to the Securities and Exchange Commission, Washington, D.C not less than sixty (60) days prior to the effective date of such termination.

This Bond will terminate as to any one Insured, other than an Investment Company:

a.	immediately on the taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or
b.	immediately on the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured or
c.	immediately upon such Insured ceasing to exist, whether through merger into another entity, disposition of all of its assets or otherwise.

The Company shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

TIFF Investment Program, Inc. (“TIP”)
SECRETARY’S CERTIFICATE

Approval of the Fidelity Bond Coverage

I, Tina Leiter, on this 5th day of July, 2006, do hereby certify that I am the duly elected, qualified and acting Secretary of TIP, and that at the June 6, 2006 meeting of the Board of Directors of TIP, the following resolutions were adopted by the Board, including a majority of the non-interested Directors, which said resolutions remain in full force and effect:

RESOLVED, that a single insured fidelity bond (the “bond”), written for the one-year period beginning July 1, 2006 and ending June 30, 2007, in the amount of $2 million covering officers and employees of TIP, in accordance with the requirements of Rule 17g-1 under Section 17(g) of the 1940 Act, is reasonable in form and amount and is hereby approved, after having given due consideration to, among other things, the value of the aggregate assets of TIP to which any covered person (which for the purpose of these resolutions shall mean each officer and employee of TIP who may, singly or jointly with others, have access to securities or funds of TIP, either directly or through authority to draw upon such funds or to direct generally the disposition of such securities of TIP) may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the portfolio securities of TIP; and it is further

RESOLVED, that the appropriate officers of TIP be, and each hereby is, authorized, directed and empowered to take all necessary action, make any and all payments (including the payment of the premium), in the name of TIP and on its behalf, in order to obtain the above-mentioned insurance coverage and bond; and it is further

RESOLVED, that the secretary or any assistant secretary of TIP be, and each hereby is, authorized, directed and empowered to give notices and make filings pursuant to Paragraph (g) of Rule 17g-1 under the 1940 Act.

/s/ Tina Leiter
Tina Leiter
Secretary